SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 6 February 2004

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒                      Form 40-F   ☐

Enclosures:

Cautionary announcement dated 6 February 2004

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

(ISIN: ZAE000006896)

Share codes:	JSE - SOL
NYSE - SSL
(“Sasol”)

Cautionary Announcement

Sasol and Petroliam Nasional Berhad (“Petronas”) of Malaysia are in discussions regarding a possible partnership involving their respective liquid fuels interests in Southern Africa. If these discussions progress satisfactorily, further announcements will be made.

Holders of Sasol securities are accordingly advised to exercise caution when dealing in Sasol securities.

6 February, 2004

Issued by: Sponsor

Deutsche Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 February 2004

	By:	/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary